Exhibit 4.2

FIRST AMENDMENT TO THE

SIGMA-ALDRICH CORPORATION 2005 FLEXIBLE DEFERRAL PLAN

WHEREAS, Sigma-Aldrich Corporation, a Delaware corporation (hereinafter the “Company”), 3050 Spruce Street, St. Louis, Missouri 63103, previously adopted the Sigma-Aldrich Corporation 2005 Flexible Deferral Plan (“Plan”); and

WHEREAS, the Company reserved the right to amend the Plan pursuant to Section 10 thereof; and

WHEREAS, effective January 1, 2010, the Company desires to amend the Plan to allow for discretionary Company contributions;

NOW THEREFORE, effective January 1, 2010, the Plan shall be amended as follows:

1.	The definition of In-Service Account in Section 1 is deleted in its entirety and replaced with the following:

“In-Service Account: In-Service Account shall mean a subaccount of the Deferred Compensation Account which shall be distributed to the Participant on a specified payment date.”

2.	The following new definition is inserted in Section 1 therein:

“Company Contribution Account: Company Contribution Account shall mean a subaccount of a Deferred Compensation Account which shall become payable to the Participant upon his termination of employment.”

3.	The definition of Retirement Account in Section 1 is deleted in its entirety and replaced with the following:

“Retirement Account: Retirement Account shall mean a subaccount of the Deferred Compensation Account which shall become payable to the Participant upon his or her Retirement.”

4.	The following new subsection (f) is inserted at the end of Section 3 therein:

“f. Company Contributions. The Company may, in its sole discretion, credit a Participant’s Company Contribution Account at such times and in such amounts as it may determine (“Company Contribution”).

(1) Discretionary Match. In its sole discretion, the Company may credit a Participant’s Company Contribution Account with a discretionary matching contribution in an amount equal to 60% of Participant Elective Deferrals up to a maximum of 6% of compensation. Any such discretionary matching contribution will be credited annually within 90 days following the close of the applicable calendar year. For purposes of this subsection 3(f)(1), “compensation” means the amount of Participant Elective Deferrals that reduces the amount of compensation taken into account under the Sigma-Aldrich 401(k) Retirement Savings Plan for purposes of determining the maximum matching contribution under such plan.

(2) Discretionary Contribution. At the Company’s election, the Company may credit a Participant’s Company Contribution Account with a discretionary contribution in such amount and at such time as it determines.

The Company has no obligation to make a Company Contribution under this subsection 3(f), nor is the Company obligated to make a Company Contribution to all Participants or in the same amounts.”

5.	The first paragraph of Subsection 5(a) is deleted in its entirety and replaced with the following:

“Earnings Amounts. In addition to the Participant Elective Deferrals and Company Contributions, if any, which shall be credited to a Participant’s Deferred Compensation Account, the Company shall also credit (or reduce) a Participant’s Deferred Compensation Account by an amount equal to the amount that would have been earned (or lost) if the amounts credited under this Plan had been invested in the available hypothetical investments specified by the Company. Such hypothetical earnings shall be referred to in this Plan as the “Earnings Amounts.” With respect to the Participant Elective Deferrals, the Participant shall designate his or her hypothetical investment(s) on the Deferral Election Form (or in such other form or by any other means, electronically or otherwise, as the Company may designate from time to time) in the manner prescribed by the Company. In the case of Company Contributions, the Company shall designate a rate of return or hypothetical investment on which Earning Amounts will be based until the Participant makes an hypothetical investment election in accordance with the procedures established by the Company. The available hypothetical investments may be differ among the Retirement Account, Company Contribution Account and the In-Service Accounts. A Participant may change his or her investment elections on a daily basis as permitted by the Company. Earnings Amounts shall be credited to (or deducted from) the Participant’s Deferred Compensation Account at least monthly (or more frequently at the discretion of the Company). Earning Amounts shall be credited (or deducted from) a Deferred Compensation Account until all payments with respect to such account have been made under this Plan. The Company shall not be liable or otherwise responsible for any decrease in a Participant’s Deferred Compensation Account because of the investment performance of the designated assets. To the extent that a Participant or his or her beneficiary acquires a right to receive payments form the Company under the provisions hereof, such right shall be no greater than the right of any unsecured general creditor of the Company or any subsidiary of the Company.”

6.	Subsection 6(a) is deleted in its entirety and replaced with the following:

a. Deferred Compensation Account. The Company shall cause to be established for each Participant a bookkeeping account (the “Deferred Compensation Account”) to provide a convenient method of measuring the Company’s obligations to each Participant under this Plan.

Each Participant’s Deferred Compensation Account shall be comprised of one or more subaccounts among which the Company shall record the amounts equal to the Participant’s Elective Deferrals, Company Contributions, if any, and the related Earnings Amounts. Such subaccounts shall include a Retirement Account, a Company Contribution Account and up to five (5) In-Service Accounts. Participants’ Deferred Compensation Accounts shall at all times remain a part of the general assets of the Company and shall remain available for the payment of Company obligations and the obligations of the Company’s subsidiaries.

7.	The following is inserted at the end of Section 7(a) as a new paragraph:

“Unless otherwise provided herein, amounts credited to a Participant’s Company Contributions Account, if any, shall be distributed to the Participant in a lump sum on the first day of the seventh month immediately following the date of the Participant’s termination of employment.”

IN WITNESS WHEREOF, the Company has caused this amendment to be executed by its duly authorized officer this 29th day of December, 2009.

SIGMA-ALDRICH CORPORATION

By:	/s/ Douglas W. Rau
Douglas W. Rau
Vice President – Human Resources